

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2017

Via E-mail
Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1759

> **Re: Harmony Gold Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2016**
> **Filed October 26, 2016**
> **File No. 001-31545**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2016
Exhibit 99.33
General

1. We note your disclosure of mineral resources on pages 6, 111, 113, and 114 of your integrated annual report. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please remove these mineral resources.

2. Please tell us if the financial metrics related to your Golpu feasibility study on pages 115, 116, and 119 of your annual report are before tax numbers or after tax numbers and clarify the disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining